PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG ◆

FRIVEN YEOH ◆

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

October 15, 2024

VIA EDGAR

Ms. Inessa Kessman

Mr. Robert Littlepage

Mr. Jeff Kauten

Mr. Larry Spirgel

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	WeRide Inc. (CIK No. 0001867729)
Amendment No. 5 to Registration Statement on
Form F-1 Filed September 25, 2024 (File No. 333-281054)

Dear Ms. Kessman, Mr. Littlepage, Mr. Kauten and Mr. Spirgel:

On behalf of our client, WeRide Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s proposed response to the comment contained in the Staff’s letter dated October 11, 2024 on amendment No. 5 to the Company’s registration statement on Form F-1 filed on September 25, 2024 (the “Registration Statement”). The Staff’s comment is repeated below in bold and is followed by the Company’s proposed response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

U.S. Securities and Exchange Commission

October 15, 2024

The Company respectfully advises the Commission that the Company plans to file pre-effective amendment no. 6 to the Company’s registration statement on Form F-1 (the “Revised Registration Statement”) via EDGAR with the Commission after the CSRC extends the validity of the Company’s filing notice for this offering. The Revised Registration Statement will reflect the development related to the Company’s CSRC filing and the Company’s proposed response to the Staff’s comment.

Comments in Letter Dated October 11, 2024

Amendment No. 5 to Registration Statement on Form F-1

Risk Factors

The current tensions in international trade and rising political tensions..., page 58

1. We note your revised disclosure here that the Department of Commerce has issued a notice of proposed rulemaking that would, if finalized as proposed, “prohibit the sale or import of connected vehicles that incorporate certain technology and the import of particular components themselves from countries of concern, specifically China and Russia.” Please revise your risk factor disclosure to clarify whether and how the proposed rulemaking, if finalized as proposed, would materially impact your current business and operations in the U.S., including your research and development activities and road testing, as well as any potential future imports or sales into the U.S. market of connected vehicles using your technology.

In response to the Staff’s comment, the Company respectfully proposes to revise the disclosure in the Registration Statement and include the following under the referenced risk factor in the Revised Registration Statement.

“…On September 26, 2024, the U.S. Department of Commerce’s Bureau of Industry and Security published a notice of proposed rulemaking that would, if finalized as proposed, prohibit the sale or import of connected vehicles that incorporate certain technology and the import of particular components themselves from countries of concern, specifically China and Russia (the “BIS Rule”). The BIS Rule includes restrictions on imports or sales of connected vehicles using vehicle connectivity systems and automated driving systems software, as well as imports of vehicle connectivity systems hardware equipment. Our business in the U.S. is limited to research and development and road testing, and the U.S. has not been, and will not be, a market for our products or services. Our road testing activities in the U.S. could become prohibited or restricted by the BIS Rule. If the BIS Rule is finalized as proposed, we expect to be able to discontinue road testing in the U.S. before the implementation of the BIS Rule without materially affecting our overall testing capabilities, given the limited scope of our testing activities in the U.S. (see “Business—Our Business in the U.S.”). The data collected from our road testing in the U.S. is not necessary for our research and development activities in the U.S., which are not otherwise prohibited or restricted by the BIS Rule. As such, we do not expect the BIS Rule to have a material impact on our ability to continue our research and development in the U.S. after it takes effect. If finalized, the BIS Rule could prohibit or restrict third parties from reselling or importing our products or products using our technology into the U.S., but to our knowledge no such third party resale or importation occurs at present. However, it is possible that this prohibition or restriction on third-party activities, if effective, could deter customers from purchasing our products or services in the future.

U.S. Securities and Exchange Commission

October 15, 2024

It is uncertain whether and how the U.S. government will further regulate the autonomous driving industry or whether any new and more stringent regulations and/or, limitations, restrictions or prohibitions will be promulgated and implemented on the application of development of autonomous driving technology by China-based entities. There could be regulatory or legislative changes targeting this industry that have a material adverse impact on our business and operations, our ability to raise capital and the market price of our ADSs…”

*    *    *

U.S. Securities and Exchange Commission

October 15, 2024

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86 21 6193-8200 or via e-mail at haiping.li@skadden.com.

Very truly yours,
/s/ Haiping Li Haiping Li

cc:	Tony Han, Director and Chief Executive Officer, WeRide Inc.

Jennifer Li, Chief Financial Officer, WeRide Inc.

Yilin Xu Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Allen Lu, Partner, KPMG Huazhen LLP

Lily Liu, Partner, KPMG Huazhen LLP